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                                File No. 70-09421

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                 Amendment No. 3

                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600


           -----------------------------------------------------------
            (Names of company or companies filing this statement and
                    addresses of principal executive offices)


                           J.W. Trost, Vice President
                    Columbia Energy Group Service Corporation
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600


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                     (Name and address of agent for service)




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         Columbia Energy Group ("Columbia"), amends Amendment No. 2 to its
Application-Declaration under File No. 70-09421 as follows:

         (1) Replace the paragraph immediately after the heading "Proposed Factoring Program" with the following:

ITEM 1.      DESCRIPTION OF PROPOSED TRANSACTION

         (a) Furnish a reasonably detailed and precise description of the proposed transaction including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

         Columbia Energy Group ("Columbia"), a Delaware corporation, and a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), is seeking to engage in the factoring of accounts receivable through one or more, existing or newly-formed or acquired, direct or indirect subsidiaries (hereinafter referred to collectively as "Factoring Sub").

PROPOSED FACTORING PROGRAMING

         Columbia proposes to have Factoring Sub engage in the factoring of accounts receivable interests ("Receivables") of associate companies and of nonassociate companies.(1) Factoring Sub would limit the acquisition of Receivables from nonassociate companies so that the trailing twelve-month average amount of nonassociate company Receivables held as of the end of any calendar month would be less than the trailing twelve month average amount of any Receivables acquired from Columbia associate utility companies held as of the end of such calendar month (the "fifty-percent" limitation). The Commission has previously authorized other registered holding companies to factor Receivables in a similar manner. See, e.g., Central and South West Corporation, Holding Co. Act Release No. 25995 (March 2, 1994); Allegheny Power System, Inc., Holding Co. Act Release No. 26401 (Oct. 27, 1995); New Century Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997). Columbia further proposes, as part of the factoring program, to have Factoring Sub enter into purchase and sales agreements with reputable third-party financial institutions and their subsidiaries ("Purchasers"). The Commission has previously authorized at least one other registered holding company and its subsidiaries to transfer Receivables to third-party Purchasers. See, e.g., Connecticut Light & Power Company, Holding Co. Act Release No. 26761 (Sept. 29, 1997).

         (2) Replace the paragraph immediately before the heading "Authorization Requested" with the following:

BENEFITS OF THE FACTORING PROGRAM TO COLUMBIA AND ITS PARTICIPATING SUBSIDIARIES

         Columbia believes that the proposed factoring authorization would provide participating Columbia subsidiaries with an even less-costly alternative than the already low cost short-term borrowing through the system money pool. To spread this benefit most widely throughout the system, Columbia's factoring program has been designed to provide all Columbia subsidiaries with significant levels of Receivables access to this financing option. Factoring Sub provides a centralized and efficient means to accomplish this end.

         Although prior Commission orders authorizing factoring may be read to limit associate company factoring to utility receivables, there is no reason to apply that restriction to Columbia's proposal. Each of Columbia's subsidiaries has been established under Commission order or an


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         (1) Such nonassociate companies would either be public utility companies within the meaning of the Act, or entities that derive or will derive substantially all of their revenue (exclusive of revenues from temporary investments) from one or more of the "energy-related" or "gas-related" activities of the type described in Rule 58.

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appropriate exemption. Each is either part of an integrated utility system or is functionally related to that system. And, as associates engaged in authorized or permitted activities, each has the same need to arrange for the lowest cost financing whether it is a utility or nonutility. Columbia's factoring program allows the Columbia Group to achieve the benefits of a factoring program without additional risks to Columbia subsidiaries, including Columbia's public-utility subsidiary companies.

         Columbia summarizes the benefits and most significant aspects of the factoring program below:

1) THE FACTORING PROGRAM WILL PROVIDE COLUMBIA'S SUBSIDIARIES, INCLUDING ITS PUBLIC-UTILITY SUBSIDIARY COMPANIES, WITH: (A) AN INCREMENTAL INFUSION OF CASH AND; (B) AN ONGOING SAVINGS FROM A LOWER COST OF FUNDS. The factoring of Receivables of Columbia's operating subsidiaries would reduce their capitalization requirements. The factoring program would provide a new, non-traditional source of funds for the participating Columbia subsidiaries, thereby leaving existing funding sources less used. Lastly, the effective cost of the factoring program is expected to be comparable to or slightly less than Columbia's cheapest source of capital (currently commercial paper).

2) THE FACTORING PROGRAM WILL NOT RESULT IN CROSS SUBSIDIZATION BETWEEN COLUMBIA ASSOCIATE COMPANIES. Factoring Sub will administer the stream of Receivables from each participating subsidiary in parallel, without commingling. Each participating subsidiary will pay a discount rate based upon the quality of its Receivables and no associate will be penalized based upon the collection history of a sister company.

3) PARTICIPATION IN THE FACTORING PROGRAM WILL NOT CHANGE THE COLLECTION EXPOSURE PROFILE OF ANY COLUMBIA SUBSIDIARY COMPANY OR THE COLUMBIA GROUP AS A WHOLE. Subject to the right of the purchasers to appoint a collection agent, it is anticipated that each participating subsidiary will continue to collect the factored Receivables from its customers. Because each company will continue to collect its own Receivables, customers should be unaware of the factoring program. In addition, because Columbia's public-utility subsidiary companies will continue to control collections, no change in collection rates is anticipated.

4) THE FACTORING PROGRAM ALLOWS COLUMBIA'S NONUTILITY SUBSIDIARY COMPANIES, SUCH AS COLUMBIA ENERGY SERVICES, INC. ("CES"), COLUMBIA'S ENERGY MARKETING COMPANY, TO FACTOR ITS RECEIVABLES TO THE SAME EXTENT AS A COLUMBIA PUBLIC-UTILITY SUBSIDIARY COMPANY. CES' customers are the same types of customers served by Columbia's public-utility subsidiary companies. Its business creates substantially similar Receivables to those generated by the public-utility subsidiary companies.

5) BROAD PARTICIPATION IN THE FACTORING PROGRAM BY COLUMBIA'S NONUTILITY COMPANIES PROVIDES BENEFITS TO COLUMBA'S PUBLIC-UTILITY SUBSIDIARY COMPANIES THROUGH THE ALLOCATION OF FIXED COSTS OVER A LARGER BASE OF RECEIVABLES. Although no company will be required to participate in the factoring program, increased participation provides benefits through economies of scale. The cost of the factoring program to all participants, including Columbia's public-utility subsidiary companies, is reduced when the initial fixed costs of starting the factoring program, such as negotiating transaction documentation with the Purchasers, are spread over a larger volume of Receivables.



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6) COLUMBIA'S FACTORING PROGRAM POSES SIGNIFICANTLY LESS RISK THAN THE FACTORING
PROGRAM CONDUCTED BY CSW CREDIT, INC. ("CSW CREDIT"). CSW Credit was authorized by the Commission to borrow up to $824 million to purchase Receivables of affiliated and nonaffiliated companies, and its holding company parent, Central and South West Corporation, was authorized to make equity investments in CSW Credit of up $156 million. See CSW Credit, Inc., Holding Co. Act Release No. 26437 (Dec. 22, 1995). In contrast to CSW Credit, which generally held the Receivables that it factored, Columbia's factoring program would involve the same-day transfer of Receivables from the participating company to Factoring Sub and then to the Purchaser. Consequently, Factoring Sub does not require significant levels of capital to conduct its business. Columbia's proposed aggregate investment in Factoring Sub will not exceed $25 million. Factoring Sub's dramatically lower capitalization is indicative of the lower levels of risk associated with Columbia's factoring program.

         (3) Add the following after the first sentence under the heading "Authorization Requested":

Columbia also requests authorization to form and capitalize Factoring Sub with any combination of equity, debt, or guarantees. Columbia proposes that the Commission release jurisdiction over the participation by the Factoring Sub in the Columbia money pool. See The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996); and as supplemented and extended by the Commission's order in Columbia Energy Group, Holding Co. Act Release No. 26798 (Dec. 22, 1997) (reserving jurisdiction over money pool participation by newly-formed subsidiaries that are engaged in new lines of business). Columbia's aggregate investment, including guarantees, in all Factoring Subs will not exceed $25 million.

         (4) Revise "Item 3. Applicable Statutory Provisions" to read as follows:

ITEM 3.      APPLICABLE STATUTORY PROVISIONS

         (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

         Columbia believes that sections 6(a), 7, 9(a), 10, and 12 of the Act and the rules adopted under these sections are applicable to the proposed transactions. Section 9(a) of the Act makes unlawful the acquisition by a registered holding company of "any . . . interest in any business" without the prior approval of the Commission under section 10. Section 10(c)(1) directs the Commission not to approve an acquisition of securities or utility assets, or any other interest, if the proposed acquisition is "detrimental to the carrying out of the provisions of Section 11." Section 11(b)(1) of the Act requires the Commission to limit the operations of public-utility holding companies to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system. The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public-utility systems the retention of an interest in any business (other than the business of a public-utility company as such) which the Commission



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shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.

         The Commission has previously authorized other registered holding companies to factor receivables. See, e.g., Central and South West Corporation, Holding Co. Act Release No. 25995 (Mar. 2, 1994) (the "CSW Order"); Allegheny Power System, Inc., Holding Co. Act Release No. 26401 (Oct. 27, 1995); New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997).


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         Columbia does not own, nor operate, nor is it an equity participant in any Exempt Wholesale Generator or any Foreign Utility Company and will not be a company that owns, operates or has an equity participation in an Exempt Wholesale Generator or Foreign Utility Company as a result of the approvals requested in this Application-Declaration. Columbia does not have any rights or obligations under a service, sales or construction contract with an Exempt Wholesale Generator or Foreign Utility Company as a result of the proposed transactions.

         Columbia believes that, based on the arguments above, its factoring proposal is consistent with the standards of the Act and Commission precedent and we respectfully request authorization of the application-declaration under the terms proposed. To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or any provision of the rules and regulations other than those specifically referred to here, Columbia requests authorization under such sections and or rules as well.

         (5) Revise "Item 6. Exhibits and Financial Statements" to read as follows:

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

         (a)      Exhibits

                  F     Opinion of Counsel



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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 12, 1999                       Columbia Energy Group

                                            By:  /s/ M.W. O'DONNELL
                                           -----------------------------------
                                            M.W. O'Donnell, Senior Vice
                                            President & Chief Financial Officer



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